March 12, 2010

VIA EDGAR

H. Christopher Owings, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:                               PC Mall, Inc.
Form 10-K for the Year Ended December 31, 2008
Form 10-K/A for the Year Ended December 31, 2008
Form 10-Q for the Period Ended September 30, 2009
Form 10-Q for the Period Ended June 30, 2009
Form 10-Q for the Period Ended March 31, 2009
File No. 0-25790

Dear Mr. Owings:

This letter sets forth the responses of PC Mall, Inc. (the “Company”) to your letter dated February 26, 2010 in connection with the above-referenced reports filed by the Company.  To facilitate your review, we have reproduced your comment in bold italics below and have provided our response immediately following each comment.

Form 10-K for the Year Ended December 31, 2008

Short-Term Incentive Compensation, page 4

9.                                      We note your response to comment nine in our letter dated December 31, 2009.  Please provide for us, in a manner similar to the two charts you included in your response but with the figures disclosed, your quarterly and annual improvements in adjusted pre-tax income from 2007 to 2008 and the bonuses you awarded to each of your named executive officers at the end of each quarter and the end of the fiscal year for 2008.

Response:   In response to the Staff’s comment, below are tables showing the year-over-year improvement in our consolidated adjusted pre-tax income for the 2008 fiscal year (over the 2007 fiscal year) and each quarter thereof, together with the 100% payout for each of our named executive officers participating in the executive bonus plan for such periods and the actual bonus amounts awarded for such periods.

Improvement of Company’s Adjusted Pre-Tax Income (2008 vs. 2007)

Q1 2008	Q2 2008	Q3 2008	Q4 2008	FY2008
$1,804,000	$717,000	$0	$0	$0

Bonus Payments under Executive Bonus Plan

Plan Participant	100% of Quarterly Improvement	100% of Annual Improvement	Q1 2008 Bonus	Q2 2008 Bonus	Q3 2008 Bonus	Q4 2008 Bonus	FY 2008 Bonus
Frank Khulusi	2.85%	0.95%	$93,236	$20,435	$0	$0	$0
Brandon LaVerne	0.90%	0.30%	$14,000	$14,000	$0	$0	$0
Kristin Rogers	0.90%	0.30%	$16,236	$6,453	$0	$0	$0
Daniel DeVries	0.90%	0.30%	$16,236	$6,453	$0	$12,500	$0

As described in our response to Comment 10, the only adjustment made in calculating “adjusted pre-tax income” for the 2008 fiscal year was a litigation settlement charge of $790,000 in the second quarter of 2008.

The bonus amount paid to Mr. Khulusi in the first quarter of 2008 consisted of $51,414 earned pursuant to the Executive Bonus Plan and $41,822 paid as a result of cumulative underpayments of bonus amounts earned during the 2007 fiscal year.  After discovering the underpayments of such bonus amounts, the Compensation Committee approved the payment of $41,822 during the first quarter of 2008 in addition to the bonus amount payable under the Executive Bonus Plan for the first quarter of 2008.  The total amount of these bonus payments were included under the “Bonus” column in the Summary Compensation Table for the 2008 fiscal year.

As described in our CD&A under the sub-heading “Short Term Incentive Compensation,” Mr. LaVerne did not become eligible to participate in the Executive Bonus Plan until the third quarter of 2008.  Accordingly, the bonus amounts paid to Mr. LaVerne were paid pursuant to the terms of his employment agreement with the Company during the first two quarters of 2008.  The bonus paid to Mr. DeVries in the fourth quarter of 2008 was awarded by the Compensation Committee in its discretion for incentive purposes and to recognize Mr. DeVries’ efforts in a difficult business climate.

*              *              *

In connection with responding to your comment letter, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (310) 354-5600.

Very truly yours,

PC Mall, Inc.

By:	/s/ Robert I. Newton
Name: Robert I. Newton
Title: General Counsel and Secretary

cc:                                 Frank Khulusi, PC Mall, Inc.
Brandon LaVerne, PC Mall, Inc.
John Fieldsend, Division of Corporation Finance